3-18-2002

02019369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 05 2002

SEC FILE NUMBER
8- 13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Investors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Lipkus (732) 855-5774
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name — *if individual, state last, first, middle name*)

8 Penn Center Plaza, Suite 800 (Address) Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

William Lipkus, swear (
best of my knowledge and belief the accompanying financial statement and supporting schedules pert
First Investors Corporation
December 31, 2001, are true and correct. I further swear (or affirm) that ne
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classifi
a customer, except as follows:

OFFICIAL SEAL
ANTONIETTE GALLITANO
NOTARY PUBLIC
STATE OF NEW JERSEY
My Comm. Expires 10-15-2003

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 ar Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods (solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER

Certified Public Accountants

FIRST INVESTORS CORPORATION

FINANCIAL STATEMENTS
AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2001 AND 2000

FIRST INVESTORS CORPORATION

CONTENTS

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
First Investors Corporation
New York, New York

We have audited the accompanying balance sheets of First Investors Corporation as of December 31, 2001 and 2000, and the related statements of operations and retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Investors Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 14, 2002

FIRST INVESTORS CORPORATION

BALANCE SHEETS

December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 19,750,858	$ 14,657,363
Marketable securities	24,492	11,994
Receivable from dealers	230,058	213,994
Receivable from customers	540,220	781,581
Receivable from Funds – shares redeemed	1,255,309	1,210,260
Salesmen's advances – net	928,594	625,232
Receivable from parent and affiliated companies	58,564	61,834
Prepaid expenses and miscellaneous receivables	711,060	750,264
Deferred sales commissions	1,561,172	1,499,441
Total current assets	25,060,327	19,811,963
FIXED ASSETS		
Leasehold improvements and equipment (less accumulated depreciation and amortization of $1,987,561 in 2001 and $1,896,000 in 2000)	277,584	209,186
OTHER ASSETS		
Cash and cash equivalents segregated under federal regulations *(Note 2)*	1,582,617	1,541,547
Deferred sales commissions	4,683,516	4,498,321
Other	22,074	22,074
Total other assets	6,288,207	6,061,942
Total assets	$ 31,626,118	$ 26,083,091
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Payable for securities purchased	$ 9,208,392	$ 6,524,621
Customers' credit balances	-	2,062
Payable to dealers	780,583	244,976
Accrued commissions payable	1,077,732	906,063
Accounts payable – suppliers	258,073	196,701
Accrued expenses and other liabilities	6,866,095	6,216,586
Payable to affiliated companies	2,213,303	2,290,427
Total current liabilities	20,404,178	16,381,436
DEFERRED INCOME TAXES *(Note 8)*	224,000	1,434,000
STOCKHOLDER'S EQUITY *(Note 7)*		
Common stock, no par, stated value $5, 200 shares authorized, issued and outstanding	1,000	1,000
Paid-in capital	23,465,826	18,465,826
Retained earnings (deficit)	(12,468,886)	(10,199,171)
Total stockholder's equity	10,997,940	8,267,655
Total liabilities and stockholder's equity	$ 31,626,118	$ 26,083,091

FIRST INVESTORS CORPORATION

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years ended December 31, 2001 and 2000

	2001	2000
Revenue		
Commissions and fees earned from		
Sales of Funds and other securities	$ 28,691,829	$ 31,718,478
Sales of variable life insurance products	9,307,325	11,643,868
Sponsor fees on periodic and single payment investment plans	146,517	199,185
Service fees	6,927,556	7,108,303
	45,073,227	50,669,834
Less commission expense	33,293,644	36,434,589
Total commissions and fees – net	11,779,583	14,235,245
Income from investments	269,870	383,275
Other revenue	464,667	445,984
	734,537	829,259
Total revenue	12,514,120	15,064,504
Expenses		
Selling	9,530,646	7,436,518
Administrative expenses	6,560,189	7,331,798
Total expenses	16,090,835	14,768,316
Income (loss) before income tax expense (benefit)	(3,576,715)	296,188
Income tax expense (benefit) *(Note 8)*	(1,307,000)	239,000
NET INCOME (LOSS)	(2,269,715)	57,188
Retained earnings (deficit)		
Beginning of year	(10,199,171)	(10,256,359)
End of year	$(12,468,886)	$(10,199,171)

FIRST INVESTORS CORPORATION

STATEMENTS OF CASH FLOWS

Years ended December 31, 2001 and 2000

	2001	2000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Commissions and fees received – net	$ 15,348,816	$ 13,813,789
Other revenue	464,667	445,984
Investment income received	268,770	383,455
Cash paid to suppliers and employees	(15,796,324)	(14,068,298)
Cash received from (paid to) segregated trust account	(41,070)	115,285
Income taxes refunded (paid)	97,000	(240,000)
Net cash provided by operating activities	341,859	450,215
Cash flows from investing activities		
Purchase of investment securities	(11,398)	-
Sale of investment securities	-	4,624
Capital expenditures	(159,842)	(22,147)
Disposal of fixed assets	-	45,880
Net cash provided by (used for) investing activities	(171,240)	28,357
Cash flows from financing activities		
Advances from (to) parent and affiliates	(77,124)	(322,965)
Capital contributions	5,000,000	2,000,000
Net cash provided by financing activities	4,922,876	1,677,035
Net increase in cash and cash equivalents	5,093,495	2,155,607
Cash and cash equivalents		
Beginning of year	14,657,363	12,501,756
End of year	$ 19,750,858	$ 14,657,363

FIRST INVESTORS CORPORATION

STATEMENTS OF CASH FLOWS – (Continued)

Years ended December 31, 2001 and 2000

	2001	2000
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		
Net income (loss)	$ (2,269,715)	$ 57,188
Adjustments to reconcile net loss to net cash provided by (used for) operating activities		
Depreciation and amortization – fixed assets	91,444	67,001
Amortization of deferred sales commissions	3,116,008	2,363,143
Net unrealized (gain) loss on marketable securities	(1,100)	180
Provision for deferred income taxes	(1,210,000)	(1,000)
(Increase) decrease in		
Receivable from dealers	(16,064)	(41,784)
Receivable from customers	241,361	1,484
Receivable from Funds – shares redeemed	(45,049)	(117,608)
Salesmen's advances – net	(303,362)	23,546
Prepaid expenses and miscellaneous receivables	39,204	109,526
Cash and cash equivalents segregated under federal regulations	(41,070)	115,285
Receivable from affiliated companies	3,270	120,301
Deferred sales commissions	(3,362,934)	(3,700,910)
Other	-	72,842
Increase (decrease) in		
Payable for securities purchased	2,683,771	(36,107)
Customer credit balances	(2,062)	(5,020)
Payable to dealers	535,607	(481,241)
Accrued commissions payable	171,669	258,820
Accounts payable – suppliers	61,372	(43,026)
Accrued expenses and other liabilities	649,509	1,687,595
Net cash provided by operating activities	$ 341,859	$ 450,215

FIRST INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

(1) SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

First Investors Corporation (the ***"Company"***), a wholly-owned subsidiary of First Investors Consolidated Corporation ***("FICC")***, is engaged in business as a broker-dealer primarily for the First Investors family of mutual funds (***"Funds"***).

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses during the reported period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other liabilities approximate fair value because of the short maturity of these items. Marketable securities are recorded at market value in the balance sheet, therefore, these values represent fair value.

CASH EQUIVALENTS

The Company considers all investments in money market funds to be cash equivalents.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to risk of loss in the event the customer is unable to fulfill its contracted obligations, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Any loss from such transactions is not expected to have a material effect on the Company's financial statements.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis with related commission income and expenses recorded as of the trade date.

MARKETABLE SECURITIES

Marketable securities are valued at market and include securities acquired for investment purposes and securities held for re-sale to customers. Marketable securities consist principally of unit investment trusts at December 31, 2001 and 2000.

LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Leasehold improvements and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful life of the asset, ranging from 5 to 15 years, or the remaining life of the lease.

SALES COMMISSIONS

Sales commissions paid on sales of "A" shares of the Funds and other investment companies are charged to operations when paid. Sales commissions paid on sales of "B" shares of the Funds are charged to deferred sales commissions and amortized over four years. Early withdrawal charges on "B" shares of the Funds received by the Company from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded in income. For the years ended December 31, 2001 and 2000, amortization of deferred sales commissions amounted to approximately $3,116,000 and $2,363,000, respectively.

DISTRIBUTION PLANS

Pursuant to separate underwriting agreements with the Funds, the Company is entitled to commissions on the sale of shares of the Funds in an amount ranging from one percent to six and one-quarter percent of the amount received on the sales. In addition, under separate distribution plans adopted under Rule 12b-1 of the Investment Company Act of 1940 for each Fund, the Company receives distribution and service fees ranging from .25% to 1% of the Fund's average daily net assets. The distribution fees are intended to cover the cost of distributing the Fund shares, including cost of sales promotion and office expenses. The service fees provide for servicing or maintenance of shareholder accounts, including payments to registered representatives who provide ongoing servicing to such accounts. Distribution fees are recorded in income or as a reduction of expenses when earned. For the years ended December 31, 2001 and 2000, approximately $8,750,500 and $8,940,000, respectively, of distribution fees were received from the Funds and recorded as a reduction to selling expenses.

INCOME TAXES

The Company files consolidated federal and certain state income tax returns with its parent and certain other wholly-owned subsidiaries of the parent. It is the policy of the parent to allocate the applicable federal taxes (benefits) to each subsidiary on a separate return basis.

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, ***"Accounting For Income Taxes"***. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

(2) CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2001 and 2000, cash and cash equivalents of approximately $1,583,000 and $1,542,000, respectively, were segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934. The minimum amount required was approximately $824,000 and $390,000, respectively

(3) RELATED PARTIES

The Company and certain wholly-owned subsidiaries of its parent share office space and data processing facilities. The Company is charged its proportionate share of expenses based on space occupied and usage of the data processing facilities. Additionally, the Company charges certain of its affiliates for management, office space and other services based upon time allocated to the management and operation of the affiliate and space occupied. During the years 2001 and 2000, respectively, the Company charged certain of its affiliates approximately $2,505,000 and $2,628,000 for management and other services and approximately $394,000 and $394,000 for office space. The Company purchased approximately $2,151,000 and $1,799,000 of data processing services, and approximately $469,000 and $464,000 of office space during the years 2001 and 2000, respectively.

The Company also receives commissions and fees on the sale of various life insurance products from an affiliated life insurance company. For 2001 and 2000, these commissions and fees amounted to approximately $9,307,000 and $11,644,000, respectively.

In addition to the outstanding advances between the Company and its affiliates, the Company also had approximately $10,490,000 and $6,140,000 deposited in an account of an affiliated savings bank, and approximately $9,261,000 and $8,518,000 invested in First Investors mutual funds, principally in the money market funds, at December 31, 2001 and 2000, respectively.

(4) PROFIT-SHARING PLAN

The Company is a sponsoring employer in a profit-sharing plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent. Contributions to the plan are determined annually by the Board of Directors. In addition, the Company is a sponsoring employer in a 401(k) savings plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. The amount contributed by the Company in 2001 and 2000 was not material. For the years ended December 31, 2001 and 2000, the Company charged operations approximately $599,000 and $693,000, respectively for its portion of the contribution to the profit-sharing plan.

(5) LEASES

The Company leases office space under terms of various lease agreements, certain of which are cancelable at the end of specified time periods and others which are non-cancelable, expiring at various times through 2010. Total rent expense, including amounts charged from affiliates and net of amounts charged to affiliates, was approximately $3,140,000 and $2,982,000 for 2001 and 2000, respectively. The minimum annual rental commitments relating to leases in effect as of December 31, 2001, exclusive of taxes and other charges by lessors subject to escalation clauses, are as follows:

2002	$ 3,004,000
2003	2,647,000
2004	2,158,000
2005	1,500,000
2006	1,137,000
2007 and thereafter	3,589,000
	$14,035,000

(6) LITIGATION

The Company is a defendant in lawsuits involving claims for damages of the type normally associated with the Company's business. Management is of the opinion that such lawsuits will not have any material effect on the Company's financial position or results of operations.

(7) NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, required net capital shall not be less than 2% of aggregate debit items arising from customer security transactions. At December 31, 2001, the Company had net capital of approximately $2,618,000 or an excess of approximately $2,368,000, over net capital required of $250,000.

For additional information, the Company's Annual Audited Report filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 is available for inspection at the Company's main office or at the regional office of the Securities and Exchange Commission.

(8) INCOME TAXES

The provision (benefit) for income taxes consists of the following:

	2001	2000
Current		
Federal	$ (199,000)	$ 108,000
State and local	102,000	132,000
	(97,000)	240,000
Deferred		
Federal	(1,083,000)	(1,000)
State and local	(127,000)	-
	(1,210,000)	(1,000)
Total	$ (1,307,000)	$ 239,000

The difference between the statutory federal tax rate and the effective tax rate in the financial statements results from the paying of state taxes in the various jurisdictions.

Deferred tax liabilities (assets) are comprised of the following:

	2001	2000
Unrealized gains	$ -	$ 1,900
Accrued expenses	(728,800)	(490,500)
Depreciation	(73,000)	(79,900)
Deferred sales commissions	1,519,000	2,279,000
Other	(493,200)	(276,500)
	$ 224,000	$ 1,434,000